UNITED STATES

SECURITIES AND EXCHANGE COMMISISION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

COMMISSION FILE NUMBER 1-14756

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMEREN CORPORATION

SAVINGS INVESTMENT PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Ameren Corporation

1901 Chouteau Avenue

St. Louis, Missouri 63103

Ameren Corporation

Savings Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2022 and 2021

Ameren Corporation

Savings Investment Plan

Index

Report of Independent Registered Public Accounting Firm
December 31, 2022 and 2021	1-2

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2022 and 2021	3

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2022 and 2021	4

Notes to Financial Statements
December 31, 2022 and 2021	5-15

Supplemental Schedule*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022	1-7

*

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of the Ameren Corporation Savings Investment Plan

St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Ameren Corporation Savings Investment Plan (the “Plan”) as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of Ameren Corporation Savings Investment Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe LLP

We have served as the Plan’s auditor since 2014.

Oak Brook, Illinois

June 26, 2023

Ameren Corporation

Savings Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2022 and 2021

	2022	2021
Assets
Investments, at fair value	$2,379,255,100	$2,958,712,609
Investments, at contract value	328,518,911	315,902,740

Total investments	2,707,774,011	3,274,615,349

Cash	1,983,082	1,185,436
Receivables
Notes receivable from participants	35,305,902	34,180,853
Participant contributions	1,860,109	2,544,730
Employer contributions	2,314,955	2,513,821
Dividends and interest	368,031	283,040
Due from brokers for securities sold	8,464,916	5,566,474

Total receivables	48,313,913	45,088,918

Total assets	2,758,071,006	3,320,889,703

Liabilities
Accrued expenses	728,617	782,992
Due to brokers for securities purchased	2,246,149	8,758,186

Total liabilities	2,974,766	9,541,178

Net assets available for benefits	$2,755,096,240	$3,311,348,525

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2022 and 2021

	2022	2021
Additions:
Investment income
Interest and dividends	$24,044,247	$40,452,598
Net appreciation in fair value of investments	—	388,465,986

Total investment income	24,044,247	428,918,584

Interest on notes receivable from participants	1,456,509	1,532,924
Participant contributions	115,827,089	110,696,275
Employer contributions	42,404,368	40,200,465

Total additions	183,732,213	581,348,248

Deductions:
Net depreciation in fair value of investments	478,127,514	—
Benefits paid to participants	258,158,886	291,477,964
Administrative expenses	3,698,098	4,344,805

Total deductions	739,984,498	295,822,769

Net increase / (decrease)	(556,252,285)	285,525,479
Net assets available for benefits
Beginning of year	3,311,348,525	3,025,823,046

End of year	$2,755,096,240	$3,311,348,525

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2022 and 2021

1.	Description of the Plan

General

The following is a summary of the various provisions of the Ameren Corporation Savings Investment Plan (the “Plan”). Participants should refer to the Summary Plan Document for more complete information.

The Plan is a defined contribution plan. Its purpose is to provide employees eligible to participate (the “Participants”) of Ameren Corporation (the “Company”) and its wholly owned subsidiaries the opportunity to defer a portion of their compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and regulations of the Securities and Exchange Commission.

The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Ameren Administrative Committee has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company (“Fidelity”), as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Trust and Administrative Agreement.

Participation

All regular full-time employees are eligible to participate in the Plan upon employment. Part-time or temporary employees are eligible to participate in the Plan upon completion of a year of service with at least 1,000 hours of service or effective January 1, 2021, if they complete three consecutive 12-month periods, each with at least 500 hours of service.

Employees covered by a collective bargaining agreement (“CBA”) are eligible to participate only if the CBA provides for such participation.

If employees do not make an election, nor opt-out within 30 days of employment, they are automatically enrolled at a 6% pre-tax contribution rate, invested in a Target Date fund based upon the date at which the Participant is or will be age 65, and further enrolled in auto-escalation increasing their pre-tax contribution 1% annually, with no cap on the annual increases. Employees may opt-out or make alternative elections at any time.

Contributions

Each year, Participants may contribute up to 100% of eligible compensation, as defined in the Plan, and subject to annual limitations imposed by the Code.

The Company makes an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount equal to a percent of the amount each Participant contributes to the Plan, up to a certain maximum percentage of the Participant’s compensation that he or she elects to contribute to the Plan each year. The amount of Company matching contribution depends on the Participant’s employment classification, and for contract employees is determined by the collective bargaining agreement with the specific union representing the Participants. The Company also makes true-up Employer Basic Matching Contributions for Participants who contribute the IRS maximum before the end of the year and, as a result, do not receive the full company match. The Employer Additional Matching Contributions are invested in the Ameren Stock Fund.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2022 and 2021

The Plan permits annual “catch-up” contributions for all employees age 50 and older. For eligible employees, the additional “catch-up” contribution is limited to $6,500 in 2022 and 2021. The Company does not match “catch-up” contributions.

The Plan permits the Company to make an Additional Company Contribution for contract employees in compliance with a collective bargaining agreement with the specific union representing the Participants. Additional Company Contributions will be 100% vested and nonforfeitable at all times, and will otherwise be subject to the same distribution, loan and withdrawal restrictions as apply to Employer Matching Contributions.

Participants direct the investment of their contributions and the Employer Basic Matching Contributions to his or her account to any of the investment options available under the Plan, including Company stock. Contributions may be allocated to a single investment option or allocated in increments of one percent to any combination of investment options. Such elections may be changed daily. Although the Employer Additional Matching Contributions are invested in the Ameren Stock Fund, they may be immediately reallocated to other funds at the participants’ discretion.

Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

Participant Accounts

Each Participant’s account is credited with the Participant’s contributions and an allocation of (a) the Company’s contributions, and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on Participant contributions, eligible compensation, Participant account balances, or specific Participant transactions, as defined. The benefit to which the Participant is entitled is the benefit which can be provided from the Participant’s account. Each Participant directs the investment of his or her account to any of the investment options available under the Plan. The Plan imposes certain restrictions on participant directed investments into the Ameren Stock Fund.

Notes Receivable from Participants

The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or 50% of the vested amount in the Participant’s account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) each loan shall bear a reasonable interest rate as determined under policies established for the Plan and (5) such other rules and regulations as may be adopted by the Company. At December 31, 2022 and 2021, the interest rates on participant loans ranged from 4.00 percent to 10.50 percent.

Vesting

The amounts in Participants’ accounts, including Company contributions, are fully vested at all times.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2022 and 2021

Payment of Benefits

The total amount of a Participant’s account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant after termination of employment. All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Stock Fund distributed in shares of Ameren common stock.

Effective for Participants who turn age 70 1⁄2 after December 31, 2019, the Company will make required minimum distributions (“RMD”) no later than April 1 in the year after the participant reaches the age of 72.

Participants may withdraw certain basic contributions, rollover contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the Participant’s account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.

The Plan also allows, at the discretion of the Company, participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of AmerenCIPS, to receive certain distributions prior to termination of employment.

Plan Termination

The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are presented at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value, as of December 31, 2022 and 2021. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2022 and 2021

The Plan has direct investments in fully benefit-responsive investment contracts. Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

Fees associated with administering the Plan are generally paid by the Plan. Trustee and recordkeeping fees are primarily paid via (1) flat dollar fees that are assessed to all Participants quarterly, and (2) fees accrued in investment funds that are separately-managed accounts (versus commingled funds). Also, revenue sharing payments that Fidelity receives from mutual funds are allocated to Participant accounts quarterly.

Risks and Uncertainties

Investments are exposed to various risks, such as interest rate, market and credit risks, which includes global events such as pandemics. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Concentrations

Company common stock comprised 13% and 11% of investments at December 31, 2022 and 2021, respectively.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2022 and 2021

3.	Fair Value Measurements

The authoritative guidance issued by the Financial Accounting Standards Board (the “FASB”) regarding fair value measurement provides a framework for measuring fair value for all assets and liabilities that are measured and reported at fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation, were used in the valuation process. Inputs to valuation can be readily observable, market corroborated, or unobservable. Valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs were used. The provisions also establish a fair value hierarchy that prioritizes the inputs used to measure fair value. All financial assets and liabilities carried at fair value were classified in one of the following three hierarchy levels:

Level 1: Inputs based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the reporting date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

The Plan does not hold any investments requiring Level 3 measurements, and there have not been any transfers between measurement input levels in 2022 or 2021.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during 2022.

•	Common stocks: Valued at the closing price reported on the U.S. active markets on which the individual securities are traded (Level 1 inputs).

•	American depositary receipts (ADRs): Valued at the closing price reported on U.S. active markets on which the individual securities are traded (Level 1 inputs).

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2022 and 2021

•

Collective trust funds: The fair values of participation units held in collective trusts are based on the Net Asset Value (“NAV”) reported by the fund managers as of the financial statement dates and recent transaction prices. Under ordinary market conditions, redemptions of investments in collective trusts are permitted daily and are executed at NAV as a practical expedient. The objective of the SSGA Short Term Investment Fund (value of $7,548,328 at December 31, 2022 and $6,867,285 at December 31, 2021) is to provide safety of principal, daily liquidity, and a competitive yield over the long term. The fund is invested in corporate bonds & notes, U.S. government agency obligations, short term instruments, and repurchase agreements. Units are typically purchased and redeemed at a constant NAV of $1.00 per unit. In the event that a significant disparity develops between the constant NAV and the fair value-based NAV, the fund trustee has the sole discretion to direct that the units be issued or redeemed at the fair value-based NAV until the disparity is deemed to be immaterial.

•

Mutual funds: Valued at the daily closing price as reported by the fund (Level 1 inputs). Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2022:

	Quoted Prices	Significant	Measured
	In Active	Other	at Net Asset
	Markets for	Observable	Value as a
	Identified Assets	Inputs	Practical
	(Level 1)	(Level 2)	Expedient (a)	Total
Assets
Common stocks-Plan sponsor stock	$357,922,651	$—	$—	$357,922,651
Common stocks-other than Plan sponsor stock	301,111,632	—	—	301,111,632
American depositary receipts (ADRs)	4,997,766	—	—	4,997,766
Collective trust funds	—	—	1,568,775,479	1,568,775,479
Mutual funds	146,447,572	—	—	146,447,572

Total assets reported at fair value	$810,479,621	$—	$1,568,775,479	$2,379,255,100

(a)

In accordance with accounting guidance, certain investments measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amount measured at NAV presented in this table is intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2022 and 2021

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2021:

	Quoted Prices	Significant	Measured
	In Active	Other	at Net Asset
	Markets for	Observable	Value as a
	Identified Assets	Inputs	Practical
	(Level 1)	(Level 2)	Expedient (a)	Total
Assets
Common stocks-Plan sponsor stock	$361,189,763	$—	$—	$361,189,763
Common stocks-other than Plan sponsor stock	449,097,788	—	—	449,097,788
American depositary receipts (ADRs)	7,418,342	—	—	7,418,342
Collective trust funds	—	—	1,923,814,690	1,923,814,690
Mutual funds	217,192,026	—	—	217,192,026

Total assets reported at fair value	$1,034,897,919	$—	$1,923,814,690	$2,958,712,609

(a)

In accordance with accounting guidance, certain investments measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amount measured at NAV presented in this table is intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits.

4.	Fully Benefit-Responsive Investment Contracts

The Plan holds investments in a separately-managed stable value account that is managed by Galliard Capital Management. The separately-managed account holds (1) an investment in the Short Term Investment Fund A S (formerly known as Wells Fargo/BlackRock Short Term Investment Fund), and (2) a portfolio of investment contracts, valued at $328,518,911 and $315,902,740 at December 31, 2022 and 2021, respectively. The investment contracts meet the fully benefit-responsive investment criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by Participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

The investment contracts (also referred to herein as “wrapper contracts”) are issued by the following insurance companies (also referred to herein as “contract issuer(s)”):

•	American General Life Insurance Company (“AGL”)

•	Transamerica Premier Life Insurance Company (“Transamerica”)

•	Voya Retirement Insurance and Annuity Company (“Voya”)

•	Massachusetts Mutual Life Insurance Company (“Mass Mutual”)

•	Metropolitan Life Insurance Company (“Met Life”)

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2022 and 2021

As of December 31, 2022 and 2021, the underlying investments of the AGL, Mass Mutual, Transamerica, Voya, and Met Life contracts are holdings in collective trust funds. The investment contracts include wrapper contracts, which are agreements for the contract issuer to make payments to the Plan under certain circumstances. The wrapper contracts typically include certain conditions and limitations on the underlying assets owned by the Plan. The wrapper contracts are designed to accrue interest based on crediting rates calculated under the terms of the wrapper contracts, and also provide a guarantee that the crediting rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance are passed through to the Plan through adjustments to future wrapper contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value of the underlying assets and the contract value. Crediting rates are reset at least quarterly.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party contract issuer’s ability to meet its financial obligations. The contract issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value. Investment contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of operations. These withdrawals may be paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; such events may include all or a portion of the following:

•	material amendments to the Plan’s structure or administration;

•	changes to the Plan’s competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of the stable value account, including a merger with another investment account;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•

the redemption of all or a portion of the stable value account held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the stable value account or participating plans;

•	the delivery of any communication to Participants designed to influence a Participant’s decision to stop investing in this investment option; and

•	the addition of an Asset Allocation or Managed Account service without prior approval of the contract issuer, or a material change in such service.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2022 and 2021

No events are probable of occurring that might limit the ability of the Plan to transact at contract value on behalf of the Participants.

These investment contracts are evergreen contracts and contain termination provisions, allowing the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the investment contract if the contract value or the fair value of the underlying portfolio equals zero. The contract issuer is obligated to pay the excess contract value when the fair value is below contract value at the time of termination and termination was caused by certain events including fraud or misconduct related to the investment contracts, such as material misrepresentations. In addition, if the Plan defaults in its obligations under the investment contract (including the contract issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the investment contract, then the investment contract may be terminated by the contract issuer and the Plan will receive the fair value as of the date of termination.

5.	Transactions with Parties-in-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2022, the Plan held 4,025,221 shares of Company common stock with a cost and fair value of $199,623,879 and $357,922,651, respectively. During 2022, the Plan purchased 151,755 shares at a cost of $13,361,691 and sold 184,390 shares valued at $16,408,589.

At December 31, 2021, the Plan held 4,057,856 shares of Company common stock with a cost and fair value of $195,230,194 and $361,189,763, respectively. During 2021, the Plan purchased 115,228 shares at a cost of $9,499,998 and sold 305,954 shares valued at $25,428,170.

Dividend income from Company common stock was $9,454,690 and $9,075,371 for the years ended December 31, 2022 and December 31, 2021, respectively.

At December 31, 2022 and December 31, 2021, the Plan held shares in the Fidelity Institutional Money Market Government Portfolio. This portfolio is managed by the Trustee, and therefore, qualifies as party-in-interest transactions. Notes receivable from Participants also reflect party-in-interest transactions.

Fees paid by the Plan to the Trustee for recordkeeping, trust services, and advisory services were $1,412,327 and $1,618,503 for the years ended December 31, 2022 and December 31, 2021, respectively.

Fees paid to and investments issued by various Plan investment managers or affiliates of Plan investment managers also reflect party-in-interest transactions.

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2022 and 2021

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2022 and 2021:

	2022	2021
Net assets available for benefits per the financial statements	$2,755,096,240	$3,311,348,525
Amounts allocated to deemed distributions of notes receivable from Participants	(2,109,543)	(1,989,544)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(24,976,221)	4,661,386

Net assets available for benefits per the Form 5500	$2,728,010,476	$3,314,020,367

Deemed distributions of notes receivable from Participants, resulting from defaults of notes receivable from Participants, are no longer considered assets of the Plan with respect to Form 5500 filings.

The following is a reconciliation of net decrease in net assets available for benefits per the financial statements to net loss per the Form 5500 for the year ended December 31, 2022:

Net decrease in net assets available for benefits per the financial statements	$(556,252,285)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the current year-end	(24,976,221)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the prior year-end	(4,661,386)
Add: Net increase in defaulted notes receivable from Participants	23,704
Less: Interest income of defaulted notes receivable from Participants	(143,703)

Total net loss per the Form 5500	$(586,009,891)

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2022 and 2021

7.	Federal Income Tax Status

The Company obtained a determination letter dated January 12, 2018, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving this determination letter, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2019.

8.	Subsequent Events

On December 29, 2022, The Consolidated Appropriations Act of 2023 was enacted into law. The Act includes the retirement provisions referred to as “SECURE 2.0”. The Company is reviewing all provisions of the Act, and the Plan intends to adopt the provisions of SECURE 2.0 in accordance with the law.

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2022

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

	(b)	(c)			(e)
	Identity of issue, borrower,	Description of investment including maturity date,		(d)	Current
(a)	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	Interest-bearing Cash
	State Street Global Advisors	SSGA Short Term Investment Fund			$7,548,327.86

	Total Interest-bearing Cash				7,548,327.86

	Mutual Funds
	American Funds Group	EuroPacific Growth Fund			88,946,678.53
*	Sands Capital Management	Touchstone Sands Capital Institutional Growth Fund			40,669,047.14
*	Pacific Investment Management Company	PIMCO Income Institutional Fund			13,589,247.09
*	Fidelity Management Trust Company	Fidelity Institutional Money Market Government Portfolio			3,242,599.39

	Total Mutual Funds				146,447,572.15

	Collective Investment Trusts
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index Retirement Fund O			65,433,015.64
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2025 Fund O			88,186,659.99
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2030 Fund O			112,064,273.63
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2035 Fund O			74,294,835.43
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2040 Fund O			80,400,688.77
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2045 Fund O			80,682,080.61
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2050 Fund O			77,474,291.55
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2055 Fund O			53,923,032.96
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2060 Fund O			20,053,092.35
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2065 Fund O			4,062,618.78
*	BlackRock Institutional Trust Company, N.A.	BlackRock Equity Index Fund F			365,874,902.71
*	BlackRock Institutional Trust Company, N.A.	BlackRock Russell 2500 Index Fund F			144,516,575.01
*	BlackRock Institutional Trust Company, N.A.	BlackRock MSCI ACWI ex-US IMI Index Fund F			87,890,095.75
*	BlackRock Institutional Trust Company, N.A.	BlackRock US Debt Index Fund F			78,146,609.10
*	BlackRock Institutional Trust Company, N.A.	BlackRock TIPS Bond Index Fund M			27,440,600.26
*	SEI Trust Company	Galliard Short Core Fund F			128,918,169.86
*	SEI Trust Company	Galliard Intermediate Core Fund L			174,624,520.18
*	SEI Trust Company	Short Term Investment Fund A S			21,478,859.26
*	Robeco Trust Company	Boston Partners Large Cap Value Equity Fund E			81,929,368.57
*	Hand Benefits and Trust Company	Snyder Capital Small/Mid Cap Value Fund R1			57,085,517.54
*	Wellington Management Company LLP	Wellington CIF II Core Plus Bond Portfolio			40,290,032.41

	Total Collective Investment Trusts				1,864,769,840.36

	Common Stocks
*	Ameren Corporation	4,025,221	Shares		357,922,651.32
	SPOTIFY TECH SA	5,473.0000	Shares		432,093.35
	SHOPIFY INC CL A	13,438.0000	Shares		466,432.98
	ADYEN BV	701.0000	Shares		966,796.61
	ADOBE INC	5,129.0000	Shares		1,726,062.37
	AIRBNB INC CLASS A	10,913.0000	Shares		933,061.50
	ALPHABET INC CL C	32,463.0000	Shares		2,880,441.99
	ALPHABET INC CL A	22,573.0000	Shares		1,991,615.79
	AMAZON.COM INC	47,804.0000	Shares		4,015,536.00
	AMERICAN TOWER CORP	5,429.0000	Shares		1,150,187.94
	APPLE INC	33,048.0000	Shares		4,293,926.64
	ATLASSIAN CORP PLC CLS A	6,705.0000	Shares		862,799.40
	CHIPOTLE MEXICAN GRILL IN	697.0000	Shares		967,080.53
	COSTCO WHOLESALE CORP	3,597.0000	Shares		1,642,030.50
	CROWDSTRIKE HLDGS INC	5,966.0000	Shares		628,160.14
	DANAHER CORP	7,186.0000	Shares		1,907,308.12
	DEXCOM INC	10,934.0000	Shares		1,238,166.16
	META PLATFORMS INC CL A	3,128.0000	Shares		376,423.52
	GOLDMAN SACHS GROUP INC	3,566.0000	Shares		1,224,493.08
	HOME DEPOT INC	6,593.0000	Shares		2,082,464.98
	HUBSPOT INC	894.0000	Shares		258,482.22
	HUMANA INC	2,339.0000	Shares		1,198,012.41
	INTUITIVE SURGICAL INC	7,486.0000	Shares		1,986,410.10
	KKR & CO INC	9,387.0000	Shares		435,744.54
	LVMH MOET HENNESSY ADR	5,677.0000	Shares		822,426.99

(d)	cost: Investment is participant directed, therefore historical cost is not required.

1

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2022

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

	(b)	(c)			(e)
	Identity of issue, borrower,	Description of investment including maturity date,		(d)	Current
(a)	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	ESTEE LAUDER COS INC CL A	5,488.0000	Shares		1,361,627.68
	LILLY (ELI) & CO	8,536.0000	Shares		3,122,810.24
	LULULEMON ATHLETICA INC	5,410.0000	Shares		1,733,255.80
	MASTERCARD INC CL A	7,154.0000	Shares		2,487,660.42
	MICROSOFT CORP	20,247.0000	Shares		4,855,635.54
	NETFLIX INC	4,940.0000	Shares		1,456,707.20
	NIKE INC CL B	17,605.0000	Shares		2,059,961.05
	NOVO-NORDISK AS CL B ADR	10,852.0000	Shares		1,468,709.68
	NVIDIA CORP	27,895.0000	Shares		4,076,575.30
	ROBLOX CORP	10,838.0000	Shares		308,449.48
	S&P GLOBAL INC	4,703.0000	Shares		1,575,222.82
	SALESFORCE INC	11,706.0000	Shares		1,552,098.54
	SCHLUMBERGER LTD	23,523.0000	Shares		1,257,539.58
	SNOWFLAKE INC CL A	6,922.0000	Shares		993,583.88
	TJX COMPANIES INC NEW	18,691.0000	Shares		1,487,803.60
	T-MOBILE US INC	5,667.0000	Shares		793,380.00
	TESLA INC	19,132.0000	Shares		2,356,679.76
	TRADE DESK INC	14,976.0000	Shares		671,374.08
	THERMO FISHER SCIENTIFIC	722.0000	Shares		397,598.18
	UBER TECH INC	54,791.0000	Shares		1,354,981.43
	UNITEDHEALTH GROUP INC	2,924.0000	Shares		1,550,246.32
	VERTEX PHARMACEUTICALS IN	3,755.0000	Shares		1,084,368.90
	VISA INC CL A	14,309.0000	Shares		2,972,837.84
	WORKDAY INC CL A	5,775.0000	Shares		966,330.75
	ZOOMINFO TECH INC	13,191.0000	Shares		397,181.01
	ADIENT PLC	23,187.0000	Shares		804,357.03
	AERCAP HLDGS NV	36,361.0000	Shares		2,120,573.52
	SUNCOR ENERGY INC	105,403.0000	Shares		3,344,437.19
	LIBERTY GLOBAL PLC CL C	100,565.0000	Shares		1,953,977.95
	AFFILIATED MANAGERS GRP I	10,737.0000	Shares		1,701,062.91
	AIR LEASE CORP CL A	28,969.0000	Shares		1,112,988.98
	BREAD FIN HLDGS	13,924.0000	Shares		524,377.84
	AMERIPRISE FIN INC	12,912.0000	Shares		4,020,409.44
	ARROW ELECTRONICS INC	18,681.0000	Shares		1,953,472.17
	ASSURANT INC	13,082.0000	Shares		1,636,034.92
	BERRY GLOBAL GROUP INC	35,317.0000	Shares		2,134,206.31
	BROADCOM INC	6,167.0000	Shares		3,448,154.71
	CIGNA CORP	12,402.0000	Shares		4,109,278.68
	CELANESE CORP	21,021.0000	Shares		2,149,187.04
	CENTENE CORP	43,340.0000	Shares		3,554,313.40
	COMMSCOPE HLDG CO INC	40,753.0000	Shares		299,534.55
	CONCENTRIX CORP	7,624.0000	Shares		1,015,211.84
	FLEX LTD	112,148.0000	Shares		2,406,696.08
	EBAY INC	56,861.0000	Shares		2,358,025.67
	GLOBAL PAYMENTS INC	28,554.0000	Shares		2,835,983.28
	HCA HEALTHCARE INC	15,183.0000	Shares		3,643,312.68
	HANESBRANDS INC	91,645.0000	Shares		582,862.20
	LEAR CORP NEW	12,803.0000	Shares		1,587,828.06
	LINCOLN NATIONAL CORP	45,559.0000	Shares		1,399,572.48
	LITHIA MOTORS INC CL A	5,653.0000	Shares		1,157,395.22
	NRG ENERGY INC	52,624.0000	Shares		1,674,495.68
	GEN DIGITAL INC	120,569.0000	Shares		2,583,793.67
	TD SYNNEX CORP	12,259.0000	Shares		1,161,049.89
	UBER TECH INC	92,693.0000	Shares		2,292,297.89
	UNITED RENTALS INC	11,854.0000	Shares		4,213,148.68
	UNIVAR INC	45,377.0000	Shares		1,442,988.60
	WESTERN DIGITAL CORP	45,554.0000	Shares		1,437,228.70
	WHIRLPOOL CORP	13,975.0000	Shares		1,976,903.50
	TECHNIPFMC PLC	83,320.0000	Shares		1,015,670.80
	FIRSTSVCS CORP	4,065.0000	Shares		498,165.75
	GENPACT LTD	11,090.0000	Shares		513,688.80
	WHITECAP RESOURCES INC	98,120.0000	Shares		780,054.00

(d)	cost: Investment is participant directed, therefore historical cost is not required.

2

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2022

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

	(b)	(c)			(e)
	Identity of issue, borrower,	Description of investment including maturity date,		(d)	Current
(a)	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	AMBARELLA INC	5,720.0000	Shares		470,355.60
	ABIOMED INC CVR	2,179.0000	Shares		2,222.58
	ACADIA HEALTHCARE CO INC	11,144.0000	Shares		917,374.08
	ADVANCED DRAINAGE SYS INC	6,610.0000	Shares		541,821.70
	ALARM.COM HLDGS INC	10,376.0000	Shares		513,404.48
	ARES MANAGEMENT CORP CL A	8,541.0000	Shares		584,546.04
	AXON ENTERPRISE INC	7,890.0000	Shares		1,309,187.70
	BWX TECH INC	26,626.0000	Shares		1,546,438.08
	BLUEPRINT MEDICINES CORP	4,700.0000	Shares		205,907.00
	BRINKS CO	17,300.0000	Shares		929,183.00
	AZENTA INC	6,740.0000	Shares		392,402.80
	BUILDERS FIRSTSOURCE	19,560.0000	Shares		1,269,052.80
	BURLINGTON STORES INC	3,200.0000	Shares		648,832.00
	CF INDU HLDGS INC	7,170.0000	Shares		610,884.00
	CARLYLE GROUP INC (THE)	13,820.0000	Shares		412,388.80
	CASELLA WASTE SYS INC CL	7,960.0000	Shares		631,307.60
	CERTARA INC	24,525.0000	Shares		394,116.75
	CHARLES RIVER LABS INTL I	3,010.0000	Shares		655,879.00
	CHART INDU INC	6,904.0000	Shares		795,547.92
	CHEMED CORP	2,410.0000	Shares		1,230,136.30
	COGNEX CORP	10,730.0000	Shares		505,490.30
	CAMECO CORP	43,859.0000	Shares		994,283.53
	CROWN HLDGS INC	12,835.0000	Shares		1,055,165.35
	DENBURY INC	6,366.0000	Shares		553,969.32
	DYNATRACE INC	21,871.0000	Shares		837,659.30
	ENCOMPASS HEALTH CORP	18,870.0000	Shares		1,128,614.70
	ENTEGRIS INC	7,676.0000	Shares		503,468.84
	EURONET WORLDWIDE INC	10,997.0000	Shares		1,037,896.86
	FOX FACTORY HLDGS CORP	6,990.0000	Shares		637,697.70
	FRESHPET INC	6,830.0000	Shares		360,419.10
	GLOBUS MEDICAL INC	8,310.0000	Shares		617,183.70
	GUIDEWIRE SOFTWARE INC	7,809.0000	Shares		488,531.04
	HALOZYME THERAPEUTICS INC	15,437.0000	Shares		878,365.30
	HEALTHEQ INC	14,673.0000	Shares		904,443.72
	HEICO CORP CL A	5,249.0000	Shares		629,092.65
	INSMED INC	15,723.0000	Shares		314,145.54
	INSPIRE MEDICAL SYS INC	3,837.0000	Shares		966,463.56
	INSULET CORP	1,650.0000	Shares		485,743.50
	LANCASTER COLONY CORP	4,100.0000	Shares		808,930.00
	LESLIE’S INC	49,122.0000	Shares		599,779.62
	LINCOLN ELECTRIC HLDGS IN	3,073.0000	Shares		444,017.77
	LIVE NATION ENTERTAINMENT	6,266.0000	Shares		436,990.84
	MKS INSTRUMENTS INC	4,200.0000	Shares		355,866.00
	MARTIN MARIETTA MATERIALS	2,750.0000	Shares		929,417.50
	MERCURY SYS INC	22,347.0000	Shares		999,804.78
	MERIT MEDICAL SYS INC	14,540.0000	Shares		1,026,814.80
	MONGODB INC CL A	2,050.0000	Shares		403,522.00
	NATIONAL INSTRUMENT CORP	20,822.0000	Shares		768,331.80
	NATIONAL VISION HLDGS INC	27,292.0000	Shares		1,057,837.92
	NEW FORTRESS ENERGY INC	15,174.0000	Shares		643,681.08
	NICE LTD SPON ADR	3,643.0000	Shares		700,548.90
	NOVANTA INC	4,990.0000	Shares		677,991.30
	PAGERDUTY INC	24,438.0000	Shares		649,073.28
	PENUMBRA INC	5,117.0000	Shares		1,138,327.82
	PERFORMANCE FOOD GROUP CO	20,020.0000	Shares		1,168,967.80
	PLANET FITNESS INC CL A	10,290.0000	Shares		810,852.00
	POOL CORP	2,790.0000	Shares		843,500.70
	PURE STORAGE INC CL A	19,215.0000	Shares		514,193.40
	REPLIGEN	3,260.0000	Shares		551,950.60
	REVOLVE GROUP INC	21,247.0000	Shares		472,958.22
	SHOALS TECH GROUP INC	17,871.0000	Shares		440,877.57
	SOLAREDGE TECH INC	3,210.0000	Shares		909,296.70

(d)	cost: Investment is participant directed, therefore historical cost is not required.

3

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2022

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

	(b)	(c)			(e)
	Identity of issue, borrower,	Description of investment including maturity date,		(d)	Current
(a)	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	TREX CO INC	13,864.0000	Shares		586,863.12
	TWIST BIOSCIENCE CORP	8,863.0000	Shares		211,028.03
	VARONIS SYS INC	29,200.0000	Shares		699,048.00
	VIRTU FIN INC- CL A	37,697.0000	Shares		769,395.77
	WESTERN ALLIANCE BANCORP	11,400.0000	Shares		678,984.00
	WILLSCOT MOBILE MINI HLDG	9,020.0000	Shares		407,433.40
	WOLFSPEED INC	4,925.0000	Shares		340,022.00
	WYNDHAM HOTELS & RESORTS	14,340.0000	Shares		1,022,585.40
	SENSATA TECH HLDGS PLC	7,207.0000	Shares		291,018.66
	ESSENT GROUP LTD	7,452.0000	Shares		289,733.76
	AXALTA COATING SYS LTD	15,950.0000	Shares		406,246.50
	INTL GAME TECH PLC	14,734.0000	Shares		334,167.12
	SMART GLOBAL HLDGS INC	13,803.0000	Shares		205,388.64
	NATIONAL ENERGY SVCS REUN	27,526.0000	Shares		191,030.44
	ASSURED GUARANTY LTD	6,222.0000	Shares		387,381.72
	HERBALIFE NUTRITION LTD	13,212.0000	Shares		196,594.56
	ENERPLUS CORP	31,285.0000	Shares		552,180.25
	ICON PLC	4,412.0000	Shares		857,031.00
	ABM INDU INC	9,192.0000	Shares		408,308.64
	AGCO CORP	2,681.0000	Shares		371,827.89
	AGNC INVESTMENT CORP	14,814.0000	Shares		153,324.90
	AES CORP	5,968.0000	Shares		171,639.68
	AMN HEALTHCARE SVCS INC	2,422.0000	Shares		249,030.04
	ASGN INC	5,956.0000	Shares		485,294.88
	ACUITY BRANDS INC	1,241.0000	Shares		205,522.01
	ALLISON TRANSMISSION HLDG	8,177.0000	Shares		340,163.20
	ALTRA INDU MOTION CORP	6,308.0000	Shares		376,903.00
	AMEDISYS INC	3,409.0000	Shares		284,787.86
	AMERICOLD REALTY TR	6,338.0000	Shares		179,428.78
	AMERIS BANCORP	3,180.0000	Shares		149,905.20
	ARES COMMERCIAL REAL ESTA	7,467.0000	Shares		76,835.43
	ARROW ELECTRONICS INC	2,162.0000	Shares		226,080.34
	ASHLAND INC	3,892.0000	Shares		418,506.76
	ASSURANT INC	1,825.0000	Shares		228,234.50
	AVANTOR INC	17,150.0000	Shares		361,693.50
	AVNET INC	7,576.0000	Shares		315,010.08
	BWX TECH INC	2,957.0000	Shares		171,742.56
	BELDEN INC	9,079.0000	Shares		652,780.10
	BERKLEY (WR) CORP	3,144.0000	Shares		228,160.08
	BERKSHIRE HILLS BANCORP I	5,784.0000	Shares		172,941.60
	BLACKSTONE MORTGAGE TR CL	5,847.0000	Shares		123,780.99
	BLOOMIN BRANDS INC	11,474.0000	Shares		230,856.88
	BRINKS CO	6,507.0000	Shares		349,490.97
	BUCKLE INC (THE)	5,782.0000	Shares		262,213.70
	CABOT CORP	4,752.0000	Shares		317,623.68
	CACTUS INC CL A	3,418.0000	Shares		171,788.68
	CALERES INC	8,141.0000	Shares		181,381.48
	TOPGOLF CALLAWAY BRANDS C	42,937.0000	Shares		848,005.75
	CATALENT INC	4,000.0000	Shares		180,040.00
	CENTERPOINT ENERGY INC	7,842.0000	Shares		235,181.58
	CHAMPIONX CORP	8,493.0000	Shares		246,212.07
	CHEMED CORP	680.0000	Shares		347,092.40
	COMMSCOPE HLDG CO INC	47,617.0000	Shares		349,984.95
	CONCENTRIX CORP	4,389.0000	Shares		584,439.24
	FRESH DEL MONTE PRODUCE I	7,176.0000	Shares		187,939.44
	CHECK POINT SOFTWARE TECH	3,567.0000	Shares		450,012.72
	CORECIVIC INC	16,946.0000	Shares		195,895.76
	QUIDELORTHO CORP	1,606.0000	Shares		137,586.02
	COUSINS PROPERTIES INC	8,402.0000	Shares		212,486.58
	CURTISS WRIGHT CORPORATIO	2,752.0000	Shares		459,556.48
	WHITE MOUNTAINS INS GROUP	312.0000	Shares		441,270.96
	FLEX LTD	21,355.0000	Shares		458,278.30

(d)	cost: Investment is participant directed, therefore historical cost is not required.

4

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2022

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

	(b)	(c)			(e)
	Identity of issue, borrower,	Description of investment including maturity date,		(d)	Current
(a)	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	DARLING INGREDIENTS INC	2,374.0000	Shares		148,588.66
	DELEK US HLDGS INC	5,893.0000	Shares		159,111.00
	EVEREST REINSURANCE GROUP	1,469.0000	Shares		486,635.63
	AXIS CAPITAL HLDGS LTD	7,900.0000	Shares		427,943.00
	RENAISSANCERE HLDGS LTD	2,761.0000	Shares		508,659.03
	EAST WEST BANCORP INC	8,073.0000	Shares		532,010.70
	ECOVYST INC	28,035.0000	Shares		248,390.10
	EMCOR GROUP INC	3,930.0000	Shares		582,072.30
	ENERSYS INC	3,390.0000	Shares		250,317.60
	ENVISTA HLDGS CORP	10,719.0000	Shares		360,908.73
	EVERCORE INC A	1,593.0000	Shares		173,764.44
	EXPEDIA INC	2,007.0000	Shares		175,813.20
	FMC CORP NEW	2,591.0000	Shares		323,356.80
	FTI CONSULTING INC	2,929.0000	Shares		465,125.20
	FAIR ISAAC CORP	375.0000	Shares		224,467.50
	FEDERAL AGRI MTG NON VTG	3,053.0000	Shares		344,103.63
	FIRST CITIZENS BANCSHARES	313.0000	Shares		237,366.68
	FIRST HAWAIIAN INC	8,445.0000	Shares		219,907.80
	FIRST HORIZON CORP	12,558.0000	Shares		307,671.00
	FIRST MERCHANTS CORP	7,884.0000	Shares		324,111.24
	FIRSTCASH HLDGS INC	2,439.0000	Shares		211,973.49
	FOOT LOCKER INC	9,251.0000	Shares		349,595.29
	GLOBE LIFE INC	2,350.0000	Shares		283,292.50
	GRAPHIC PACKAGING HLDGS C	45,137.0000	Shares		1,004,298.25
	GRAY TELEVISION INC	14,410.0000	Shares		161,247.90
	HAEMONETICS CORP MASS	5,193.0000	Shares		408,429.45
	HANCOCK WHITNEY CORP	5,314.0000	Shares		257,144.46
	HANOVER INSURANCE GROUP I	1,110.0000	Shares		149,994.30
	HARLEY-DAVIDSON INC	5,692.0000	Shares		236,787.20
	HIGHWOODS PROPERTIES INC	7,243.0000	Shares		202,659.14
	HILLENBRAND INC	8,136.0000	Shares		347,163.12
	HOLOGIC INC	2,895.0000	Shares		216,574.95
	HUB GROUP INC CL A	3,759.0000	Shares		298,802.91
	HUNTINGTON BANCSHARES INC	22,723.0000	Shares		320,394.30
	HUNTINGTON INGALLS INDU I	1,435.0000	Shares		331,025.80
	INGEVITY CORP	2,694.0000	Shares		189,765.36
	INGREDION INC	3,115.0000	Shares		305,051.95
	INSIGHT ENTERPRISES INC	4,084.0000	Shares		409,502.68
	INTERDIGITAL INC	5,283.0000	Shares		261,402.84
	INTERPUBLIC GROUP OF COS	8,494.0000	Shares		282,935.14
	JABIL INC	2,812.0000	Shares		191,778.40
	JEFFERIES FIN GROUP INC	3,729.0000	Shares		127,830.12
	JONES LANG LASALLE INC	714.0000	Shares		113,790.18
	JUNIPER NETWORKS INC	8,952.0000	Shares		286,105.92
	KENNEDY-WILSON HLDGS INC	9,059.0000	Shares		142,498.07
	KEYCORP	16,854.0000	Shares		293,596.68
	KORN FERRY	5,839.0000	Shares		295,570.18
	KOSMOS ENERGY LTD	67,844.0000	Shares		431,487.84
	LKQ CORP	3,356.0000	Shares		179,243.96
	LCI INDU	4,579.0000	Shares		423,328.55
	LPL FINL HLDGS INC	1,831.0000	Shares		395,807.27
	LANDSTAR SYS INC	838.0000	Shares		136,510.20
	LAUREATE EDUCATION INC CL	17,410.0000	Shares		167,484.20
	LITHIA MOTORS INC CL A	1,385.0000	Shares		283,564.90
	LIVE NATION ENTERTAINMENT	2,494.0000	Shares		173,931.56
	STEVEN MADDEN LTD	12,884.0000	Shares		411,772.64
	MASONITE WORLDWIDE HLDGS	2,179.0000	Shares		175,649.19
	MOLINA HEALTHCARE INC	1,500.0000	Shares		495,330.00
	NCR CORP	7,461.0000	Shares		174,662.01
	NETAPP INC	3,224.0000	Shares		193,633.44
	NEXTIER OILFIELD SOLUTION	37,516.0000	Shares		346,647.84
	NEXSTAR MEDIA GROUP INC	5,902.0000	Shares		1,033,027.06

(d)	cost: Investment is participant directed, therefore historical cost is not required.

5

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2022

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

	(b)	(c)			(e)
	Identity of issue, borrower,	Description of investment including maturity date,		(d)	Current
(a)	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	GEN DIGITAL INC	15,322.0000	Shares		328,350.46
	NOW INC	16,963.0000	Shares		215,430.10
	CHORD ENERGY CORP	2,989.0000	Shares		408,925.09
	OLIN CORP	4,613.0000	Shares		244,212.22
	PDC ENERGY INC	4,744.0000	Shares		301,149.12
	PRA GROUP INC	6,965.0000	Shares		235,277.70
	PACWEST BANCORP	15,518.0000	Shares		356,138.10
	PAR PACIFIC HLDGS INC	9,904.0000	Shares		230,268.00
	PEAPACK GLADSTONE FINL CO	6,034.0000	Shares		224,585.48
	PENNYMAC FIN SVCS INC	3,440.0000	Shares		194,910.40
	PETCO HEALTH AND WELLNESS	17,317.0000	Shares		164,165.16
	PETIQ INC CL A	14,938.0000	Shares		137,728.36
	PINNACLE WEST CAPITAL COR	3,604.0000	Shares		274,048.16
	PREFERRED BANK LOS ANGELE	4,676.0000	Shares		348,923.12
	PROPETRO HLDGS CORP	23,036.0000	Shares		238,883.32
	QORVO INC	3,471.0000	Shares		314,611.44
	RESIDEO TECH INC	19,054.0000	Shares		313,438.30
	R1 RCM INC	24,070.0000	Shares		263,566.50
	SLM CORP	63,882.0000	Shares		1,060,441.20
	SS&C TECH HLDGS INC	2,951.0000	Shares		153,629.06
	MATIV INC	12,629.0000	Shares		263,946.10
	SCIENCE APPLICATIONS INTL	8,065.0000	Shares		894,650.45
	SKECHERS USA INC CL A	4,385.0000	Shares		183,950.75
	SKYWORKS SOLUTIONS INC	1,608.0000	Shares		146,537.04
	SOTERA HEALTH CO	29,681.0000	Shares		247,242.73
	SOUTHSTATE CORP	4,260.0000	Shares		325,293.60
	SPIRIT RLTY CAP INC	6,730.0000	Shares		268,728.90
	STANDARD MOTOR PRODUCTS I	4,797.0000	Shares		166,935.60
	STARWOOD PROPERTY TR INC	13,746.0000	Shares		251,964.18
	STRIDE INC	15,639.0000	Shares		489,187.92
	SYNOVUS FIN CORP.	15,576.0000	Shares		584,878.80
	TD SYNNEX CORP	5,155.0000	Shares		488,230.05
	SYNEOS HEALTH INC	11,295.0000	Shares		414,300.60
	TEGNA INC	24,807.0000	Shares		525,660.33
	TEMPUR SEALY INTL INC	20,322.0000	Shares		697,654.26
	TEREX CORP	5,222.0000	Shares		223,083.84
	TEXTRON INC	5,010.0000	Shares		354,708.00
	TRANSUNION	2,977.0000	Shares		168,944.75
	TRAVEL+LEISURE CO	10,431.0000	Shares		379,688.40
	TTEC HLDGS INC	2,872.0000	Shares		126,741.36
	ULTRA CLEAN HLDGS INC	8,214.0000	Shares		272,294.10
	US FOODS HLDGS CORP	8,732.0000	Shares		297,062.64
	UNIVERSAL CORP	2,035.0000	Shares		107,468.35
	UNIVERSAL HEALTH SVCS INC	3,859.0000	Shares		543,694.51
	VALLEY NATL BANCORP	27,343.0000	Shares		309,249.33
	VALVOLINE INC	10,357.0000	Shares		338,156.05
	VECTOR GROUP LTD	16,952.0000	Shares		201,050.72
	VERITEX HLDGS INC	5,971.0000	Shares		167,665.68
	VICTORIA’S SECRET & CO	6,631.0000	Shares		237,257.18
	VIPER ENERGY PARTNERS LP	18,060.0000	Shares		574,127.40
	VOYA FIN INC	6,563.0000	Shares		403,558.87
	WALKER & DUNLOP INC	4,513.0000	Shares		354,180.24
	WEBSTER FIN	5,184.0000	Shares		245,410.56
	WERNER ENTERPRISES INC	3,533.0000	Shares		142,238.58
	WESCO INTL INC	9,252.0000	Shares		1,158,350.40
	WESTERN DIGITAL CORP	4,549.0000	Shares		143,520.95
	WILEY (JOHN) & SONS INC C	3,923.0000	Shares		157,155.38
	WINTR FIN CORP	5,453.0000	Shares		460,887.56
	WORLD FUEL SVCS CORP	10,624.0000	Shares		290,353.92
	BRP INC	9,140.0000	Shares		697,839.00
	GENPACT LTD	17,440.0000	Shares		807,820.80
	ICON PLC	7,050.0000	Shares		1,369,462.50

(d)	cost: Investment is participant directed, therefore historical cost is not required.

6

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2022

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

	(b)	(c)			(e)
	Identity of issue, borrower,	Description of investment including maturity date,		(d)	Current
(a)	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	ADVANCED DRAINAGE SYS INC	10,775.0000	Shares		883,226.75
	AMERICAN FINL GROUP INC O	4,990.0000	Shares		685,027.20
	APELLIS PHARMACEUTICALS I	6,960.0000	Shares		359,901.60
	ARES MANAGEMENT CORP CL A	15,305.0000	Shares		1,047,474.20
	ASCENDIS PHARMA AS SPON ADR	11,710.0000	Shares		1,430,142.30
	ATKORE INC	7,991.0000	Shares		906,339.22
	AVANTOR INC	34,885.0000	Shares		735,724.65
	AVERY DENNISON CORP	5,740.0000	Shares		1,038,940.00
	BILL.COM HLDGS INC	4,815.0000	Shares		524,642.40
	BIO RAD LABS CL A	2,310.0000	Shares		971,331.90
	BLUEPRINT MEDICINES CORP	8,305.0000	Shares		363,842.05
	CABLE ONE INC	773.0000	Shares		550,267.78
	CATALENT INC	22,460.0000	Shares		1,010,924.60
	CHEESECAKE FACTORY INC	30,965.0000	Shares		981,900.15
	CULLEN FROST BANKERS INC	7,135.0000	Shares		953,949.50
	DECKERS OUTDOOR CORP	3,110.0000	Shares		1,241,387.60
	DIAMONDBACK ENERGY INC	10,940.0000	Shares		1,496,373.20
	ENCORE WIRE CORPORATION	8,615.0000	Shares		1,185,079.40
	ENTEGRIS INC	8,510.0000	Shares		558,170.90
	FMC CORP NEW	8,075.0000	Shares		1,007,760.00
	FATE THERAPEUTICS INC	14,060.0000	Shares		141,865.40
	F5 INC	4,740.0000	Shares		680,237.40
	FIVE BELOW INC	7,475.0000	Shares		1,322,103.25
	HUBSPOT INC	2,495.0000	Shares		721,379.35
	IDEX CORPORATION	4,900.0000	Shares		1,118,817.00
	INDEPENDENCE REALTY TR IN	34,450.0000	Shares		580,827.00
	INSPIRE MEDICAL SYS INC	2,960.0000	Shares		745,564.80
	INSULET CORP	1,880.0000	Shares		553,453.20
	JUNIPER NETWORKS INC	20,930.0000	Shares		668,922.80
	KARUNA THERAPEUTICS INC	1,800.0000	Shares		353,700.00
	LPL FINL HLDGS INC	4,610.0000	Shares		996,543.70
	LANTHEUS HLDGS INC	15,180.0000	Shares		773,572.80
	LINCOLN ELECTRIC HLDGS IN	5,765.0000	Shares		832,984.85
	MARKETAXESS HLDGS INC	2,510.0000	Shares		700,013.90
	MAXLINEAR INC	16,145.0000	Shares		548,122.75
	MONGODB INC CL A	4,315.0000	Shares		849,364.60
	MONOLITHIC POWER SYS INC	1,600.0000	Shares		565,776.00
	NATIONAL VISION HLDGS INC	24,200.0000	Shares		937,992.00
	NEUROCRINE BIOSCIENCES IN	4,700.0000	Shares		561,368.00
	NICE LTD SPON ADR	2,995.0000	Shares		575,938.50
	OKTA INC CL A	9,650.0000	Shares		659,384.50
	OVINTIV INC	21,775.0000	Shares		1,104,210.25
	PAYA HLDGS INC	64,688.0000	Shares		509,094.56
	PAYLOCITY HLDGS CORP	4,165.0000	Shares		809,092.90
	PROCORE TECH INC	15,125.0000	Shares		713,597.50
	PROMETHEUS BIOSCIENCES IN	3,520.0000	Shares		387,200.00
	RANPAK HLDGS CORP A	24,240.0000	Shares		139,864.80
	RED ROCK RESORTS INC	27,780.0000	Shares		1,111,477.80
	REPLIGEN	3,570.0000	Shares		604,436.70
	RINGCENTRAL INC CL A	16,940.0000	Shares		599,676.00
	ROCKET PHARMACEUTICALS IN	31,415.0000	Shares		614,791.55
	SAIA INC	5,175.0000	Shares		1,085,094.00
	SAREPTA THERAPEUTICS INC	6,875.0000	Shares		890,862.50
	SUN COMMUNITIES INC—REI	8,220.0000	Shares		1,175,460.00
	SYNAPTICS INC	9,480.0000	Shares		902,116.80
	TAPESTRY INC	28,030.0000	Shares		1,067,382.40
	TELEDYNE TECH INC	2,450.0000	Shares		979,779.50
	TENABLE HLDGS INC	22,420.0000	Shares		855,323.00
	TRANSUNION	12,655.0000	Shares		718,171.25
	VISTEON CORP	6,190.0000	Shares		809,837.70
	WESCO INTL INC	8,575.0000	Shares		1,073,590.00
	WILLSCOT MOBILE MINI HLDG	27,375.0000	Shares		1,236,528.75

	Total Common Stocks				664,032,049.35

	Notes Receivable
* / **	Participants	Participant Loans			33,196,359.58

					$2,715,994,149.30

*	Investment represents allowable transaction with a party-in-interest.
**	Interest rates vary from 4.00% to 10.50% on loans maturing through December 2032.

(d)	cost: Investment is participant directed, therefore historical cost is not required.

7

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN

AMEREN ADMINISTRATIVE COMMITTEE
(Administrator)

By:	/s/ Marla J. Langenhorst
Marla J. Langenhorst
Member of the Administrative Committee

June 26, 2023

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm